BATCHER, ZARCONE & BAKER, LLP
                                ATTORNEYS AT LAW


     SOUTH BAY OFFICE                                         KAREN A. BATCHER
4190 BONITA ROAD, SUITE 205                                 kbatcher@bzblaw.com
  BONITA, CALIFORNIA 91902                                       ------------
 TELEPHONE: 619.475.7882                                   ADDITIONAL SAN DIEGO
 FACSIMILE: 619.789.6262                                         OFFICES


                                January 27, 2006

Mr. Howard Baik Securities & Exchange Comm.
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:      Cantop Ventures, Inc.
         Registration Statement on Form SB-2
         File No. 333-128697
         POST EFFECTIVE AMENDMENT NO.1

Dear Mr. Baik:

On behalf of Cantop Ventures, Inc. (the "Company"), we have today filed via the EDGAR system, Post-Effective Amendment No. I (the "Amendment") to the above-captioned Registration Statement in response to the comments in your letter dated October 25, 2005. The responses below are in direct correlation to your numbered comments.

SUMMARY, PAGE 3

1. Page 5: As directed, we have included the statement "[i]n all probability, the Copper Road I - VI claim does not contain any reserves and funds that we spend on exploration will be lost" in the Summary section, page 3; Description of Business section on Page 19; and in the Plan of Operations section on Page 24.

     With respect to your comment asking the Company to disclose why they believe their claim will have no reserves and their reasons for engaging in the business venture if the Company will probably not find reserves, the Company states "In all probability, the Copper Road I - VI claim does not contain any reserves and funds that we spend on exploration will be lost." The Company does not believe that this statement rises to a statement that the Company definitively believes that there WILL PROBABLY BE no reserves, but rather that it is possible that there will be no reserves, and that the exploration for minerals is speculative in nature. Therefore, the Company did not amend the prospectus to add language why they thought there would probably be no reserves.


                                 MAILING ADDRESS
              4252 BONITA ROAD, #151 * BONITA , CALIFORNIA * 91902

Mr. Howard Baik
January 27, 2006
Page 2


2. As directed, we have included statements indicating that, if we are successful, we will have to spend more on exploration, on Pages 5,6 and 24 of the amended prospectus.

3. As directed, we have included a statement in the Summary on page 4, and at beginning of our Description of Business section at Page 19 that the auditors have issued a going concern opinion.

4. As directed, we have included a statement in the Summary section at Page 4 of the amended prospectus that our shares are not currently traded on any market or exchange, and how this affects the liquidity of our shares.

5. As stated at the end of the first paragraph of our Summary section, "we acquired a 100% undivided right, title and interest in and to the property. The owner of the Copper Road I - VI claim and the grantor of the purchase is Larry Sostad of Vancouver, British Columbia." We did, however, add a statement regarding Mr. Sostad's current relationship to the Company. See Page 3. We also included as Exhibit 10.2, a letter from Mr. Sostad confirming that he is holding the property in trust for the Company.

RISK FACTORS, PAGE 4

6. As directed, we have included a risk factor on Page 8 entitled A SIGNIFICANT NUMBER OF RESTRICTED SHARES MAY BECOME AVAILABLE TO THE PUBLIC IN MAY, 2006, wherein we explain that the possible sale of these 4 million shares may dilute the percentage of free-trading shares.

7. As directed, we have included in risk factor on Page 7 entitled BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

8. As directed, we have included, on Page 4 in the risk factor entitled IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, amounts needed to complete phases three and four, and have referenced the table on (former) page 20 of the prospectus.

9. As directed, we have added a separate risk factor entitled WE EXECT TO INCUR SIGNIFICANT LOSSES IN THE FORESEEABLE FUTURE. See Page 5.

10. The reference to the Mosquito King property was a typographical error and has been corrected to correctly reflect reference to the Copper Road I - VI claim. See Page 7.

11. The initial offering price of $.01 was arbitrarily set based on the fact that the Company had not commenced operations, nor had the Company received Mr. Sookochoff's geological report. In his report, Mr. Sookochoff concluded that the Copper Road I - VI claim has the potential to host significant amounts of mineralization and that further exploration of the property is warranted. Accordingly, the Company believed it was reasonable to increase the offering

Mr. Howard Baik
January 27, 2006
Page 3


price for its second offering. We have added a statement to this paragraph stating that the latest offering price was based on the above-mentioned information contained in Mr. Sookochoff's report. See Page 8.

12. As directed, we have added a statement at the end of this section which describes Beverly Paterson's relationship to the Company's president, Christopher Paterson. See Page 13.

13. As directed, we have added a statement at the beginning of the section entitled PLAN OF DISTRIBUTION that there is currently no market for any of the shares, and that the Company cannot give any assurance that he shares offered will have a market value, or that a public market for the Company's securities may be sustained even if developed. See Page 13.

14. As directed, we have added a statement at the beginning of the section entitled PLAN OF DISTRIBUTION that the Company anticipates applying for trading the shares on the OTC Bulletin Board. See Page 13.

15. We provide support or have amended the Biographical Information of the Directors as follows:

     * John Tann Ltd. states on its website "[i]n 1795 near London, Edward Tann and his son founded what is believed to be the world's first firm of safemakers. For over 200 years Tann has provided quality high security equipment to governments, financial institutions and commerce across the globe." The web address for John Tann, Ltd. is www.johntann.com.

     * We have deleted the statement "[s]ince then, Mr. Paterson has helped many companies meet their financial objectives through his marketing consulting and ability to obtain and structure outside financing." See Page 16.

     * We have deleted the statement "Mr. Roth has worked for some of the most influential and successful companies in the world." See Page 16.

DESCRIPTION OF BUSINESS, (FORMER) PAGE 18

16. The 1963 Minister of Mines Report is approximately 400 pages in length. Therefore, instead of including the printed version of this report, we have included a link to the report on the Ministry of Energy, Mines and Petroleum Resources' website. With respect to the Wahl survey, a true and correct copy of this report has been included as an exhibit to amendment 1 of the prospectus. With respect to the Wall survey, the Company was informed that the reference to the Wall was a typographical error in Mr. Sookochoff's report, and that the reference should have read "Wahl." A copy of his letter is attached for your reference.

17. As directed, we have specified when we plan to commence the initial phase of exploration, that we have not yet engaged a geologist to oversee the exploration phases, and the anticipated time frame to complete each phase of the exploration. See page 19 of the amended prospectus.

18. As directed, we have included statements throughout the amended prospectus that the Company's is currently in the start-up phase of operations (see Page

Mr. Howard Baik
January 27, 2006
Page 4


3), that the Company anticipates to conduct four phases of exploration (see Pages 3,5 and 24), and when the Company plans to commence its exploration (see Pages 19 and 24).

19. We respond to this comment as follows:

     * The Company owns 100% undivided right, titled and interest in the Copper Road I - VI Claim. No conditions must be met in order to retain title to this property. A statement to this effect was added to the subsection entitled The Copper Road I-VI Property Purchase Agreement. See Page 20.

     * In the subsection entitled Infrastructure and Condition of the Property, we state that the property is free from mineral workings (i.e. no work has been completed on the property) and that there is no infrastructure facilities or power source on the property.

     * In the subsection entitled Infrastructure and Condition of the Property, we state that there is no infrastructure or power source on the property, and that power generators must be used if power is required.

     * In the subsection entitled Infrastructure and Condition of the Property, we describe the equipment and infrastructure facilities.

     * In the subsection entitled Infrastructure and Condition of the Property, we state that the claim is free of mineral workings.

     * Since the Company has not commenced the initial phase of exploration, which is stated in the subsection entitled In General, the property has not incurred any costs to date.

     * As directed, we have added a statement regarding the source of water in the subsection entitled Infrastructure and Condition of the Property. See Page 20.

     * As directed, we have added a statement in the subsection entitled In General that the property is currently without known reserves and that the proposed program is exploratory in nature. See Page 19.

MINERALIZATION, (FORMER) PAGE 19

20. As directed, we have added definitions for geological terms "shear" and "strike." See Page 20.

PLAN OF OPERATIONS (FORMER) PAGE 22

21. We believe that we have outlined all known material risks and uncertainties that will have or are reasonably likely to have a material impact on our revenues in the Risk Factors section of the prospectus. We believe that the disclosed risk factors include those industry-wide factors. We have, however, added a statement that we will require additional financing to complete Phases III and IV of our program, and that the Company anticipates additional funding will be in the form of equity financing from the sale of our common stock or from director loans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, (FORMER) PAGE 23

22. Moen & Company has revised the financial statements to reflect that the $4,500 of donated services and office space was charged to operations.

Mr. Howard Baik
January 27, 2006
Page 5


NOTES TO FINANCIAL STATEMENTS, PAGE F-7

23. As directed, the notes to financial statements include a statement that the Company's fiscal year-end is July 31.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

24. The reference to Rule 4 was a typographical error. Accordingly, the prospectus was amended to show that the Company relied on Section 4(2) of the Securities Act with respect to the issuance of these shares. See Page II-2.

25. That Beverly Paterson purchased her shares under Regulation S was a typographical error. The prospectus was amended to correctly reflect that Beverly Paterson purchased her shares pursuant to Regulation D of the Securities Act. See Page II-3.

26. The Company relied on Rule 504 with regard to the issuance of shares to United States residents. The subsection entitled Regulation D and Rule 504 Compliance sets forth the facts relied upon to make the exemption available. See Page II-4.

EXHIBITS

27. As directed, we have included as Exhibit 10.2, a letter from Mr. Sostad confirming that he is holding the property in trust for the Company. The Company has stated that it owns "a 100% undivided right, title and interest in and to the property." See Pages 3, 19, 20 and F-11. We are not sure how to further clarify our ownership interest.

28. Consent of Counsel is attached as Exhibit 23.2.

29. As directed, we have amended the language in the Undertakings section on Page II-6.

Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at 619) 475-7882.
Sincerely,

                                        Regards,

                                        BATCHER ZARCONE & BAKER, LLP

                                        /s/ Karen A. Batcher, Esq.